SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Resolute Energy Corporation

(Name of Issuer)

Shares of Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76116A108

(CUSIP Number)

January 7, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CUSIP No. 76116A108

(1)	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TOH Holdings, LP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 8,272,761
(6) Shared voting power 0
(7) Sole dispositive power 8,272,761
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 8,272,761
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 11.8%**
(12)	Type of reporting person* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

13G

CUSIP No. 76116A108

(1)	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TOH Holdings GenPar, LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 8,272,761
(7) Sole dispositive power 0
(8) Shared dispositive power 8,272,761
(9)	Aggregate amount beneficially owned by each reporting person 8,272,761
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 11.8% **
(12)	Type of reporting person* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of TOH Holdings, LP, a Texas limited partnership (“TOH LP”), and TOH Holdings GenPar, LLC, a Texas limited liability company and the general partner of TOH Holdings (“TOH LLC” and together with TOH LP, the “Reporting Persons”), relating to Shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Resolute Energy Corporation, a Delaware corporation (the “Issuer”).

Item 1(a)	Name of Issuer.

Resolute Energy Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1675 Broadway

Suite 1950

Denver, Colorado 80202

Item 2(a)	Name of Person Filing.

(a) TOH Holdings, LP (“TOH LP”); and

(b) TOH Holdings GenPar, LLC (“TOH LLC”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Crescent Court, Suite 1200

Dallas, TX 75201

Item 2(c)	Citizenship or Place of Organization.

TOH LP is a limited partnership organized under the laws of the State of Texas. TOH LLC is a limited liability company organized under the laws of the State of Texas.

Item 2(d)	Title of Class of Securities.

Shares of Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

76116A108

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	TOH LP may be deemed the beneficial owner of the 8,272,761 shares of Common Stock it holds directly. The 8,272,761 shares of Common Stock held by TOH LP consist of (i) Sponsor’s Warrants exercisable to purchase 4,666,667 shares of Common Stock and (ii) Founder’s Warrants exercisable to purchase 3,606,094 shares of Common Stock. TOH LLC may be deemed the beneficial owner of the 8,272,761 shares of Common Stock held by TOH LP as the general partner of TOH LP.

(b)	TOH LP and TOH LLC are the beneficial owners of 11.8% of the outstanding shares of Common Stock. This percentage is determined by dividing 8,272,761 by the sum of (i) 61,953,738, the number of shares of Common Stock issued and outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2012, (ii) 4,666,667, the number of Sponsor’s Warrants exercisable to purchase shares of Common Stock held by the Reporting Persons and (iii) 3,606,094, the number of Founder’s Warrants exercisable to purchase shares of Common Stock held by the Reporting Persons.

(c)	TOH LP has the sole power to vote and dispose of the 8,272,761 shares of Common Stock it holds. TOH LLC, as the general partner of TOH LP, may direct the vote and dispose of the 8,272,761 shares of Common Stock held by TOH LP.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Thomas O. Hicks, as the sole limited partner of TOH LP, has a right to receive dividends from, and the proceeds from the sale of, the Common Stock of the Issuer held by TOH LP, provided that such right is subject to certain proceeds being first used as prepayment on financing from JPMorgan Chase Bank (as agent for various lenders) obtained by Mr. Hicks.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated January 9, 2013, by and among TOH LP and TOH LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2013

TOH HOLDINGS, LP

By:	TOH Holdings GenPar, LLC, general partner

By:	/s/ Thomas O. Hicks

Thomas O. Hicks, Manager

TOH HOLDINGS GENPAR, LLC

By:	/s/ Thomas O. Hicks

Thomas O. Hicks, Manager